UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

September 15, 2021

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

MECHEL REPORTS CHANGES IN MANAGEMENT

Moscow, Russia – September 15, 2021 – Mechel PAO (MOEX: MTLR, NYSE: MTL), one of the leading Russian mining and metals companies, reports changes in the company’s management, including introduction of a new position — that of first deputy chief executive officer. Maxim Zhirgalov has been appointed to this post.

As Mechel PAO’s first deputy CEO, Maxim Zhirgalov will tackle a wide range of issues regarding the company’s strategic development, improvement of production efficiency and performance results. Maxim Zhirgalov will also be in charge of information technology and investment bloc. Prior to his appointment, he worked as deputy CEO for operational efficiency.

Elena Samarina will succeed him as Mechel PAO’s deputy chief executive officer for operational efficiency. Elena Samarina will be in charge of strategic planning, risk management, budgeting and economic accounting centralization processes. She will also oversee analysis and optimization of operational processes. Prior to her appointment, she headed Mechel PAO’s business planning and analysis department.

Also, Alexander Kolchin has been appointed deputy chief executive officer for commercial operations. Apart from overseeing the bloc dealing with sales of Mechel Group’s output, he will manage the procurement department as well. Alexander Kolchin began his professional career at Mechel’s various facilities, where he worked for over 15 years.

“I am sure that, considering their professionalism, loyalty to the Group’s interests and deep understanding of current business processes, our top management has got a major boost with these appointments. We face ambitious goals directly linked to increasing the company’s market value. On my part, I would like to wish you all success and good luck in implementing projects that will have a positive impact on the company’s further development,” Mechel PAO’s Chief Executive Officer Oleg Korzhov commented.

Prior to his current appointment, Maxim Zhirgalov was Mechel PAO’s deputy chief executive officer for operational efficiency since February 2021. In 2016-2021, he was Chelyabinsk Metallurgical Plant’s economics and finance director. In 2012-2016, he was economics and finance director at Izhstal. In 2011-2012, he was economics and finance director at Romania’s Ductil Steel Buzau. In 2009-2011, he was deputy economics and finance director at Urals Stampings Plant’s Chelyabinsk subsidiary.

Prior to her current appointment, in 2009-2021 Elena Samarina headed Mechel PAO’s business planning and analysis department. In 2005-2009, she worked in RUSAL, working her way up from an economist to finance director of the Secondary Alloys project.

Prior to his current appointment, Alexander Kolchin was commercial director at Spetsstal Trading House in 2020-2021. In 2018-2020, he was deputy financial director at Prommekh. In 2013-2017, he headed the procurement department at Chelyabinsk Pipe Plant. In 2011-2013, he headed Mechel Service’s sales of quality and stainless products department. In 2008-2011, he was director of Mechel Management Company’s forgings and stampings sales department.

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Mechel PAO

Ekaterina Videman

Tel: + 7 495 221 88 88

ekaterina.videman@mechel.com

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Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: September 15, 2021

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